[EQUITABLE LETTERHEAD]

                                                                      Dodie Kent
                                                      Vice President and Counsel
                                                                  (212) 314-3970
                                                             Fax: (212) 707-1791

VIA EDGAR
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April 28, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Office of Edgar Policy, Division of Corporate Finance

Dear Commissioners:

I am Vice President and Counsel of Equitable Life Assurance Society of the United States ("Equitable Life") which is the "Depositor" of Separate Account FP of Equitable Life (the "Registrant") with respect to three filings that the Commission accepted for filing as new Form N-6 Registration Statements on April 27, 2004. The respective File Nos. that were assigned to these filings are 333-114893, 333-114894 and 333-114895.

The Depositor and the Registrant hereby requests that all three filings be withdrawn because they were transmitted to the Commission as new registration statements only as a result of clerical errors in the EDGAR submission headers. As indicated on the facing sheets of the filings themselves (as well as in the transmittal letters that accompanied the filings), the filings were intended to be made as post-effective amendments pursuant to Rule 485(b) under the Securities Act of 1933.

Accordingly, the Depositor and the Registrant have resubmitted these filings under that rule.


Very truly yours,


/s/  Dodie Kent
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Dodie Kent










            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
              1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104